UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Charah Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15957P105
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS
CEP Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,605,465

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,605,465

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,605,465 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.2% (2)

12	TYPE OF REPORTING PERSON (see instructions)
CO

(1)	Represents shares of common stock beneficially owned as of the date of this filing.
(2)
The percentage is based on 30,208,034 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Charah Solutions, Inc. (the “Issuer”) outstanding as of March 13, 2019, as reported in the Issuer’s Definitive Proxy Statement filed on March 29, 2019.

SCHEDULE 13G

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS
Charles E. Price

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,605,465

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,605,465

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,605,465 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.2% (2)

12	TYPE OF REPORTING PERSON (see instructions)
IN

(1)	Represents shares of common stock beneficially owned as of the date of this filing.
(2)
The percentage is based on 30,208,034 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Charah Solutions, Inc. (the “Issuer”) outstanding as of March 13, 2019, as reported in the Issuer’s Definitive Proxy Statement filed on March 29, 2019.

SCHEDULE 13G
Item 1.

(a) Name of Issuer:

Charah Solutions, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

12601 Plantside Dr.
Louisville, Kentucky 40299

Item 2.

(a) Name of Person Filing:

This statement is filed on behalf of each of the persons listed below (collectively, the “Reporting Persons”), who have agreed to file one statement with respect to their beneficial ownership of Common Stock, par value $0.01 per share (“Common Stock”), of the Issuer:

1.          CEP Holdings, Inc.
2.          Charles E. Price

(b) Address of Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons is:

P.O. Box 436317
Louisville, Kentucky 40253.

(c) Citizenship:

See Item 4 of each cover page.

(d) Title and Class of Securities:

Common Stock, par value $0.01 per share.

(e) CUSIP No.:

15957P105

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________ . Not applicable.

Item 4. Ownership.

CEP Holdings, Inc. (“CEP Holdings”) directly owns 4,605,465 shares of Common Stock of the Issuer. These shares may be deemed to be indirectly owned by Charles E. Price, who is the CEO, President, sole voting stockholder, and sole director of CEP Holdings. As a result of this relationship, each of Mr. Price and CEP Holdings may be deemed to have or share beneficial ownership of the securities held directly by CEP Holdings. Mr. Price disclaims beneficial ownership of the shares of the Issuer owned by CEP Holdings except to the extent of his pecuniary interest therein.

The ownership percentages reported in this Schedule 13G are based on 30,208,034 shares of Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Definitive Proxy Statement filed on March 29, 2019.

(a) Amount beneficially owned:

See Item 9 of each cover page.

(b) Percent of class:

See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.  Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2019

CEP HOLDINGS INC.

By:	/s/ Charles E. Price
Name:	Charles E. Price
Title:	CEO

CHARLES E. PRICE

/s/ Charles E. Price

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement, dated as of April 29, 2019, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.